

Rick Thompson · 3rd

Project Manager - Vehicle Cyber Security

Dallas-Fort Worth Metroplex · 500+ connections · Contact info

Toyota North America

University of North Texas

Experience

TOYOTA

Project Manager - Vehicle Cyber Security

Toyota North America · Full-time

Mar 2020 – Present · 1 yr 2 mos

Plano, Texas, United States

Executive VP of Business Development

StadiumDrop

Nov 2019 – Present · 1 yr 6 mos

Dallas, TX

SECURUS

Implementation Project Manager

Securus Technologies · Full-time

Oct 2015 – Mar 2020 · 4 yrs 6 mos

Dallas, TX

- Coordinate and facilitate cross functionally with IT, Marketing, and other business units to ensure timelines are met and goals are achieved.
- Assist in coaching and guiding business owners on the best practices of project management and develop practices. ...see more

Project Management & Election Site Support
Election Systems & Software · Contract
May 2014 – Nov 2016 · 2 yrs 7 mos

- Primary SME for election software / hardware support during state & local elections.
- Travel to local agencies and serve as on-site project manager during elections.
- Provide superior customer service while ensuring elections run smoothly.

Lead Pastor
NsFCC · Full-time
Apr 2013 – May 2014 · 1 yr 2 mos
new sharon, iowa

- Lead Pastor, project manager, primary communicator & leader.
- Director of marketing, outreach & organizational expansion.
- Website development & upkeep along with effective social media outreach.

Show 4 more experiences

Education

University of North Texas
English Lit / Marketing

Licenses & certifications

PMP
Allison

Volunteer experience

Vice President
Braswell Football Booster Club
Apr 2016 – Present • 5 yrs 1 mo
Children